Filed by JOHCM Funds Trust pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed under Rule 14a-12(b) under the
Securities and Exchange Act of 1934, as amended.

Subject Company: Advisers Investment Trust (SEC. File No. 811-22538)

(CONFIRM RECEIPT OF PROXY MATERIAL)

Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME).

May I please speak with (SHAREHOLDER’S FULL NAME)?

(Re-Greet If Necessary)

I am calling on a recorded line regarding your current investment with JOHCM [INSERT NAME] Fund. I wanted to confirm that you have received the proxy material for the Joint

Special Meeting of Shareholders scheduled to take place on June 2, 2021.

Have you received the information?

(Pause for response)

If “Yes” or positive response:

If you’re not able to attend the meeting, I can record your voting instructions by phone.

Your Board of Trustees is recommending a vote “In Favor” of the proposals.

If “No” or negative response:

I would be happy to review the meeting agenda and record your vote by phone. However, the Board of Trustees is recommending a vote “In Favor” of the proposals.

Would you like to vote along with the Board’s recommendation?

(Pause For Response)

(Review Voting Options with Shareholder If Necessary)

If we identify any additional accounts you own with JOHCM [INSERT NAME] Fund before the meeting takes place, would you like to vote those accounts in the same manner as well?

(Pause For Response)

*Confirmation – I am recording your (Recap Voting Instructions). Today (Today’s Date & Time). For confirmation purposes:

●	Please state your full name. (Pause)
●	According to our records, you reside in (city, state, zip code). (Pause)
●	To ensure that we have the correct address for the written confirmation, please state your street address. (Pause)

Thank you. You will receive written confirmation of this vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions, please call the toll free number listed on the confirmation. Mr. /Ms. ___________, your vote is important and your time is greatly appreciated. Thank you and have a good (morning, afternoon, evening.)

FOR INTERNAL DISTRIBUTION ONLY	Updated 05-04-2021

Advisers Investment Trust 50 S. LaSalle Street Chicago, Illinois 60603

WE NEED YOUR HELP

May 6, 2021

Dear Shareholder,

We need your help. Recently we sent to you proxy materials for the upcoming June 2nd special meeting of shareholders of JOHCM Funds. As an investor in one or more of the Funds, it is very important to the business of the Funds that we receive your proxy voting instructions. Our records indicate that we have not yet received your proxy vote. We set up the voting methods listed below for your convenience.

PLEASE take a moment to cast your vote TODAY. We hope to avoid any further costs associated with following up on this matter.

As discussed in more detail in the proxy statement sent to you via hard copy or e-delivery, shareholders of JOHCM Funds are being asked to consider and vote to approve the proposed Reorganizations to merge each Target Fund into its corresponding Acquiring Fund, which has an identical or substantially identical investment objective and substantially similar investment strategies and policies to those of its respective Target Fund. The existing portfolio management team for each Target Fund will continue to handle the day-to-day portfolio management for the corresponding Acquiring Fund. There are no increases in fees in connection with these proposals. The Board of Trustees recommends that shareholders vote “FOR” the proposal.

For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/johcm/docs/2021.pdf    If you have any proxy related questions, or would like to cast your proxy vote by phone, please call 1-800-398-1247 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Voting your shares today will prevent the need to call you and solicit your voting instructions. We very much appreciate your attention to this matter.

Sincerely,

Barbara J. Nelligan

President, Advisers Investment Trust

Four convenient voting methods…

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-800-398-1247. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

NOBO/registered

Advisers Investment Trust 50 S. LaSalle Street Chicago, Illinois 60603

WE NEED YOUR HELP

May 6, 2021

Dear Shareholder,

We need your help. Recently we sent to you proxy materials for the upcoming June 2nd special meeting of shareholders of JOHCM Funds. As an investor in one or more of the Funds, it is very important to the business of the Funds that we receive your proxy voting instructions. Our records indicate that we have not yet received your proxy vote. We set up the voting methods listed below for your convenience.

PLEASE take a moment to cast your vote TODAY. We hope to avoid any further costs associated with following up on this matter.

As discussed in more detail in the proxy statement sent to you via hard copy or e-delivery, shareholders of JOHCM Funds are being asked to consider and vote to approve the proposed Reorganizations to merge each Target Fund into its corresponding Acquiring Fund, which has an identical or substantially identical investment objective and substantially similar investment strategies and policies to those of its respective Target Fund. The existing portfolio management team for each Target Fund will continue to handle the day-to-day portfolio management for the corresponding Acquiring Fund. There are no increases in fees in connection with these proposals. The Board of Trustees recommends that shareholders vote “FOR” the proposal.

For more information, please refer to the proxy statement, which can be found at vote.proxyonline.com/johcm/docs/2021.pdf    If you have any proxy related questions, please call 1-800-398-1247 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern Time.

Voting your shares today will prevent the need to call you and solicit your voting instructions. We very much appreciate your attention to this matter.

Sincerely,

Barbara J. Nelligan

President, Advisers Investment Trust

Three convenient voting methods…

1. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating, and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

OBO